Exhibit 99.1

Radware Reports First Quarter 2023 Financial Results

First Quarter 2023 Financial Results and Highlights

•	Revenue of $69.0 million, down 6% year-over-year
•	Total ARR of $201.4, up 5% year-over-year
•	Non-GAAP gross margin of 82.3% compared to 83.2% in the first quarter of 2022
•	Non-GAAP EPS of $0.14; GAAP net loss per share of $0.07

TEL AVIV, Israel, May 3, 2023 - Radware® (NASDAQ: RDWR), a leading provider of cyber security and application delivery solutions, today announced its consolidated financial results for the first quarter ended March 31, 2023.

“Despite the increasing challenges in the macro environment, our cloud security business performed well in the first quarter of 2023 and our cloud ARR grew over 20% year-over-year,” said Roy Zisapel, Radware’s president and CEO. “We believe we are well positioned for the long term with security offerings that are critical in addressing an evolving threat landscape. We plan to continue to expand our cloud security business and portfolio to drive sustainable and profitable growth.”

Financial Highlights for the First Quarter 2023

Revenue for the first quarter of 2023 totaled $69.0 million:

•	Revenue in the Americas region was $27.1 million for the first quarter of 2023, a decrease of 8% from $29.5 million in the first quarter of 2022.
•	Revenue in the Europe, Middle East, and Africa (“EMEA”) region was $29.7 million for the first quarter of 2023, an increase of 6% from $28.1 million in the first quarter of 2022.
•	Revenue in the Asia-Pacific (“APAC”) region was $12.2 million for the first quarter of 2023, a decrease of 24% from $16.1 million in the first quarter of 2022.

GAAP net loss for the first quarter of 2023 was $3.1 million, or $(0.07) per diluted share, compared to GAAP net income of $3.8 million, or $0.08 per diluted share, for the first quarter of 2022.

Non-GAAP net income for the first quarter of 2023 was $6.1 million, or $0.14 per diluted share, compared to non-GAAP net income of $8.8 million, or $0.19 per diluted share, for the first quarter of 2022.

As of March 31, 2023, the Company had cash, cash equivalents, short-term and long-term bank deposits, and marketable securities of $419.0 million. Cash flow from operations was negative $1.2 million in the first quarter of 2023.

Non-GAAP results are calculated excluding, as applicable, the impact of stock-based compensation expenses, amortization of intangible assets, litigation costs, acquisition costs, exchange rate differences, net on balance sheet items included in financial income, net, and tax-related adjustments. A reconciliation of each of the Company’s non-GAAP measures to the most directly comparable GAAP measure is included at the end of this press release.

Conference Call

Radware management will host a call today, May 3, 2023, at 8:30 a.m. EDT to discuss its first quarter 2023 results and the Company’s second quarter 2023 outlook. To participate in the call, please use the following numbers:

U.S. participants call toll free: 888-510-2008
International participants call: 1 646-960-0306
Conference ID: 1864701

A replay will be available for two days, starting two hours after the end of the call, on telephone number +1-647-362-9199 or (US toll-free) 800-770-2030. Passcode 1864701.

The call will be webcast live on the Company’s website at: http://www.radware.com/IR/. The webcast will remain available for replay during the next 12 months.

Use of Non-GAAP Financial Information and Key Performance Indicators

In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), Radware uses non-GAAP measures of gross profit, research and development expense, selling and marketing expense, general and administrative expense, total operating expenses, operating income, financial income, net, income before taxes on income, taxes on income, net income and diluted earnings per share, which are adjustments from results based on GAAP to exclude, as applicable, stock-based compensation expenses, amortization of intangible assets, litigation costs, acquisition costs, exchange rate differences, net on balance sheet items included in financial income, net, and tax-related adjustments. Management believes that exclusion of these charges allows for meaningful comparisons of operating results across past, present, and future periods. Radware’s management believes the non-GAAP financial measures provided in this release are useful to investors for the purpose of understanding and assessing Radware’s ongoing operations. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measure is included with the financial information contained in this press release. Management uses both GAAP and non-GAAP financial measures in evaluating and operating the business and, as such, has determined that it is important to provide this information to investors.

Annual recurring revenue ("ARR") is a key performance indicator defined as the annualized value of booked orders for term-based cloud services, subscription licenses, and maintenance contracts that are in effect at the end of a reporting period. ARR should be viewed independently of revenue and deferred revenue and is not intended to be combined with or to replace either of those items.  ARR is not a forecast of future revenue, which can be impacted by contract start and end dates and renewal rates and does not include revenue reported as perpetual license or professional services revenue in our consolidated statement of operations. We consider ARR a key performance indicator of the value of the recurring components of our business.

Safe Harbor Statement

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements made herein that are not statements of historical fact, including statements about Radware’s plans, outlook, beliefs, or opinions, are forward-looking statements. Generally, forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may,” and “could.” Because such statements deal with future events, they are subject to various risks and uncertainties, and actual results, expressed or implied by such forward-looking statements, could differ materially from Radware’s current forecasts and estimates. Factors that could cause or contribute to such differences include, but are not limited to: the impact of global economic conditions and volatility of the market for our products; natural disasters and public health crises, such as the coronavirus disease 2019 (COVID-19) pandemic; a shortage of components or manufacturing capacity could cause a delay in our ability to fulfill orders or increase our manufacturing costs; our business may be affected by sanctions, export controls and similar measures targeting Russia and other countries and territories as well as other responses to Russia’s military conflict in Ukraine, including indefinite suspension of operations in Russia and dealings with Russian entities by many multi-national businesses across a variety of industries; our ability to successfully implement our strategic initiative to accelerate our cloud business; our ability to expand our operations effectively; timely availability and customer acceptance of our new and existing solutions; risks and uncertainties relating to acquisitions or other investments; the impact of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; intense competition in the market for cyber security and application delivery solutions and in our industry in general, and changes in the competitive landscape; changes in government regulation; outages, interruptions, or delays in hosting services or our internal network system; compliance with open source and third-party licenses; the risk that our intangible assets or goodwill may become impaired; our dependence on independent distributors to sell our products; long sales cycles for our solutions; changes in foreign currency exchange rates; undetected defects or errors in our products or a failure of our products to protect against malicious attacks; the ability of vendors to provide our hardware platforms and components for our main accessories; our ability to protect our proprietary technology; intellectual property infringement claims made by third parties; changes in tax laws; our ability to realize our investment objectives for our cash and liquid investments; our ability to attract, train, and retain highly qualified personnel; and other factors and risks over which we may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Radware, refer to Radware’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission (SEC), and the other risk factors discussed from time to time by Radware in reports filed with, or furnished to, the SEC. Forward-looking statements speak only as of the date on which they are made and, except as required by applicable law, Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Radware’s public filings are available from the SEC’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.

###

About Radware

Radware® (NASDAQ: RDWR) is a global leader of cyber security and application delivery solutions for physical, cloud, and software defined data centers. Its award-winning solutions portfolio secures the digital experience by providing infrastructure, application, and corporate IT protection, and availability services to enterprises globally. Radware’s solutions empower enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity, and achieve maximum productivity while keeping costs down. For more information, please visit the Radware website.

Radware encourages you to join our community and follow us on: Facebook,  LinkedIn, Radware Blog, Twitter, YouTube, and Radware Mobile for iOS and Android.

©2023 Radware Ltd. All rights reserved. Any Radware products and solutions mentioned in this press release are protected by trademarks, patents, and pending patent applications of Radware in the U.S. and other countries. For more details, please see: https://www.radware.com/LegalNotice/. All other trademarks and names are property of their respective owners.

Radware believes the information in this document is accurate in all material respects as of its publication date. However, the information is provided without any express, statutory, or implied warranties and is subject to change without notice.

The contents of any website or hyperlinks mentioned in this press release are for informational purposes and the contents thereof are not part of this press release.

CONTACTS

Investor Relations:
Yisca Erez, +972-72-3917211, ir@radware.com

Media Contact:
Gerri Dyrek, gerri.dyrek@radware.com

Radware Ltd.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	March 31,	December 31,
	2023	2022
	(Unaudited)	(Unaudited)
Assets

Current assets
Cash and cash equivalents	41,882	46,185
Available-for-sale marketable securities	60,693	44,180
Short-term bank deposits	220,287	207,679
Trade receivables, net	18,757	17,752
Other receivables and prepaid expenses	9,114	7,196
Inventories	11,279	11,428
	362,012	334,420

Long-term investments
Available-for-sale marketable securities	72,476	90,148
Long-term bank deposits	23,711	43,765
Severance pay funds	2,106	2,146
	98,293	136,059

Property and equipment, net	20,750	21,068
Intangible assets, net	18,694	19,686
Other long-term assets	42,443	41,269
Operating lease right-of-use assets	21,891	23,078
Goodwill	68,008	68,008
Total assets	632,091	643,588

Liabilities and shareholders' equity

Current Liabilities
Trade payables	4,827	6,464
Deferred revenues	109,846	108,243
Operating lease liabilities	4,815	4,685
Other payables and accrued expenses	41,877	44,643
	161,365	164,035

Long-term liabilities
Deferred revenues	71,362	72,219
Operating lease liabilities	18,358	19,461
Other long-term liabilities	19,095	19,430
	108,815	111,110

Shareholders' equity
Share capital	733	732
Additional paid-in capital	506,746	498,168
Accumulated other comprehensive loss, net of tax	(4,719)	(4,844)
Treasury stock, at cost	(316,467)	(303,299)
Retained earnings	138,321	141,402
Total Radware Ltd. shareholder's equity	324,614	332,159

Non–controlling interest	37,297	36,284

Total equity	361,911	368,443

Total liabilities and shareholders' equity	632,091	643,588

Radware Ltd.
Condensed Consolidated Statements of Income (loss)
(U.S Dollars in thousands, except share and per share data)

	For the three months ended
	March 31,
	2023	2022
	(Unaudited)	(Unaudited)

Revenues	69,041	73,708
Cost of revenues	13,306	12,941
Gross profit	55,735	60,767

Operating expenses, net:
Research and development, net	21,150	20,370
Selling and marketing	31,919	30,283
General and administrative	8,247	6,527
Total operating expenses, net	61,316	57,180

Operating income (loss)	(5,581)	3,587
Financial income, net	3,491	1,698
Income (loss) before taxes on income	(2,090)	5,285
Taxes on income	991	1,515
Net income (loss)	(3,081)	3,770

Basic net earnings (loss) per share	(0.07)	0.08

Weighted average number of shares used to compute basic net earnings (loss) per share	44,053,402	45,666,813

Diluted net earnings (loss) per share	(0.07)	0.08

Weighted average number of shares used to compute diluted net earnings (loss) per share	44,053,402	47,122,247

Radware Ltd.
Reconciliation of GAAP to Non-GAAP Financial Information
(U.S Dollars in thousands, except share and per share data)

	For the three months ended
	March 31,
	2023	2022
	(Unaudited)	(Unaudited)
GAAP gross profit	55,735	60,767
Share-based compensation	113	90
Amortization of intangible assets	992	464
Non-GAAP gross profit	56,840	61,321

GAAP research and development, net	21,150	20,370
Share-based compensation	1,959	1,809
Non-GAAP Research and development, net	19,191	18,561

GAAP selling and marketing	31,919	30,283
Share-based compensation	3,394	1,849
Non-GAAP selling and marketing	28,525	28,434

GAAP general and administrative	8,247	6,527
Share-based compensation	3,531	668
Litigation costs	-	-
Acquisition costs	13	1,142
Non-GAAP general and administrative	4,703	4,717

GAAP total operating expenses, net	61,316	57,180
Share-based compensation	8,884	4,326
Litigation costs	-	-
Acquisition costs	13	1,142
Non-GAAP total operating expenses, net	52,419	51,712

GAAP operating income (loss)	(5,581)	3,587
Share-based compensation	8,997	4,416
Amortization of intangible assets	992	464
Litigation costs	-	-
Acquisition costs	13	1,142
Non-GAAP operating income	4,421	9,609

GAAP financial income, net	3,491	1,698
Exchange rate differences, net on balance sheet items included in financial income, net	(775)	(894)
Non-GAAP financial income, net	2,716	804

GAAP income before taxes on income (loss)	(2,090)	5,285
Share-based compensation	8,997	4,416
Amortization of intangible assets	992	464
Litigation costs	-	-
Acquisition costs	13	1,142
Exchange rate differences, net on balance sheet items included in financial income, net	(775)	(894)
Non-GAAP income before taxes on income	7,137	10,413

GAAP taxes on income	991	1,515
Tax related adjustments	62	62
Non-GAAP taxes on income	1,053	1,577

GAAP net income (loss)	(3,081)	3,770
Share-based compensation	8,997	4,416
Amortization of intangible assets	992	464
Litigation costs	-	-
Acquisition costs	13	1,142
Exchange rate differences, net on balance sheet items included in financial income, net	(775)	(894)
Tax related adjustments	(62)	(62)
Non-GAAP net income	6,084	8,836

GAAP diluted net earnings (loss) per share	(0.07)	0.08
Share-based compensation	0.20	0.09
Amortization of intangible assets	0.02	0.01
Litigation costs	0.00	0.00
Acquisition costs	0.00	0.02
Exchange rate differences, net on balance sheet items included in financial income, net	(0.02)	(0.02)
Tax related adjustments	(0.00)	(0.00)
Non-GAAP diluted net earnings per share	0.14	0.19

Weighted average number of shares used to compute non-GAAP diluted net earnings per share	44,762,161	47,122,247

Radware Ltd.
Condensed Consolidated Statements of Cash Flow
(U.S. Dollars in thousands)

	For the three months ended
	March 31,
	2023	2022
	(Unaudited)	(Unaudited)
Cash flow from operating activities:

Net income (loss)	(3,081)	3,770
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,078	2,488
Share-based compensation	8,997	4,416
Amortization of premium, accretion of discounts and accrued interest on marketable securities, net	237	588
Loss (gain) related to securities, net	245	(59)
Increase (decrease) in accrued interest on bank deposits	(1,754)	33
Increase (decrease) in accrued severance pay, net	(69)	147
Increase in trade receivables, net	(1,005)	(5,854)
Increase in other receivables and prepaid expenses and other long-term assets	(2,858)	(3,816)
Decrease in inventories	149	325
Increase (decrease) in trade payables	(1,637)	3,843
Increase in deferred revenues	746	2,436
Decrease in other payables and accrued expenses	(4,498)	(18,332)
Increase (decrease) in operating lease liabilities, net	214	(437)
Net cash used in operating activities	(1,236)	(10,452)

Cash flows from investing activities:

Purchase of property and equipment	(1,768)	(2,164)
Proceeds from (investment in) other long-term assets, net	47	(55)
Proceeds from bank deposits, net	9,200	22,349
Proceeds from sale, redemption of and purchase of marketable securities, net	1,976	4,556
Payment for the acquisition of intangible assets	0	(30,000)
Net cash provided (used in) investing activities	9,455	(5,314)

Cash flows from financing activities:

Proceeds from exercise of stock options	220	562
Repurchase of shares	(12,742)	(22,826)
Net cash used in financing activities	(12,522)	(22,264)

Decrease in cash and cash equivalents	(4,303)	(38,030)
Cash and cash equivalents at the beginning of the period	46,185	92,513
Cash and cash equivalents at the end of the period	41,882	54,483

Radware Ltd.
RECONCILIATION OF GAAP NET INCOME (LOSS) TO EBITDA AND ADJUSTED EBITDA (NON-GAAP)
(U.S Dollars in thousands)

	For the three months ended
	March 31,
	2023	2022
	(Unaudited)	(Unaudited)
GAAP net income (loss)	(3,081)	3,770
Exclude: Financial expense (income), net	(3,491)	(1,698)
Exclude: Depreciation and amortization expense	3,078	2,488
Exclude: Taxes on income	991	1,515
EBITDA	(2,503)	6,075

Share-based compensation	8,997	4,416
Litigation costs	-	-
Acquisition costs	13	1,142
Adjusted EBITDA	6,507	11,633

	For the three months ended
	March 31,
	2023	2022

Amortization of intangible assets	992	464

Depreciation	2,086	2,024

	3,078	2,488